UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2015

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

Commission File Number: 001-13354

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Employees’ 401(k) Savings Plan of

Bank of Montreal/Harris

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of Montreal

100 King Street West

1 First Canadian Place

Toronto, Ontario

Canada M5X 1A1

Documents filed as part of this report:

(a)	Index to financial statements filed as part of this report:

The Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014, the Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2015 and 2014 and supplementary information, together with the report thereon of the Independent Registered Public Accounting Firm dated June 24, 2016. The required financial statement schedules are included in the supplementary information referred to above and should be read in conjunction with the above financial statements.

(b)	Exhibits:

Exhibit 23 – The consent of George Johnson & Company.

EMPLOYEES’ 401(k) SAVINGS

PLAN OF BANK OF MONTREAL/HARRIS

Financial Statements

For the Years Ended December 31, 2015 and 2014

With Report of Independent Registered Public Accounting Firm

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

December 31, 2015 and 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 24, 2016

To the Benefits Administration Committee

BMO Harris Bank N.A.

We have audited the accompanying statements of net assets available for plan benefits of the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, effective January 1, 2015, the Plan has adopted the disclosure provisions contained in Accounting Standards Update (“ASU”) 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), and ASU 2015-12, Fully Benefit-Responsive Investment Contracts, Plan Investment Disclosures, and Measurement Date Practical Expedient: Consensuses of the FASB Emerging Issues Task Force.

Benefits Administration Committee

BMO Harris Bank N.A.

June 24, 2016

Page Two

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

The schedule of assets (held at end of year) as of December 31, 2015, referred to as “supplementary information,” has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GEORGE JOHNSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

Chicago, Illinois

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Statements of Net Assets Available for Plan Benefits

As of December 31, 2015 and 2014

	2015	2014

ASSETS
Investments at fair value (see Notes 2 and 3)
Registered investment companies	$452,559,682	$375,032,747
Money market funds	1,699,034	2,348,577
Common and collective trusts	918,707,213	804,526,611
Common stock–Bank of Montreal	84,098,185	77,892,756

Total investments	1,457,064,114	1,259,800,691

Cash	-	49,071
Notes receivable from participants	25,218,304	20,486,560
Employer contributions receivable	1,784,823	-
Employee contributions receivable	2,157,561	-
Accrued interest and dividends receivable	294,024	80,426

Total assets	1,486,518,826	1,280,416,748

LIABILITIES
Accrued administrative expenses	105,795	92,767

Total liabilities	105,795	92,767

Net assets available for plan benefits	$1,486,413,031	$1,280,323,981

The accompanying notes are an integral part of these financial statements.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Statements of Changes in Net Assets Available for Plan Benefits

For the Years Ended December 31, 2015 and 2014

	2015	2014
ADDITIONS
Contributions
Employer contributions	$56,217,833	$51,609,831
Employee contributions	88,314,483	80,136,220
Employee rollovers	241,293,549	7,213,028

Total contributions	385,825,865	138,959,079

Interest and dividend income	11,475,737	8,434,742
Interest income on notes receivable from participants	447,031	653,614
Net realized and unrealized (depreciation) appreciation in fair value of investments (see Note 3)	(51,397,920)	65,350,285

Total additions	346,350,713	213,397,720

DEDUCTIONS
Benefits payments to participants	136,922,783	97,612,816
Deemed distributions	2,059,110	1,398,063
Administrative expenses	1,279,770	1,180,809

Total deductions	140,261,663	100,191,688

Net increase	206,089,050	113,206,032

Net assets available for plan benefits, beginning of year	1,280,323,981	1,167,117,949

Net assets available for plan benefits, end of year	$1,486,413,031	$1,280,323,981

The accompanying notes are an integral part of these financial statements.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 1	DESCRIPTION OF THE PLAN

The following description of the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a contributory, defined contribution pension plan administered by the Benefits Administration Committee (the Administration Committee) covering all regular full- and part-time employees of BMO Harris Bank N.A. (the Plan administrator) and affiliated companies, as well the U.S. employees of the Bank of Montreal and its subsidiaries. BMO Harris Bank N.A. and the Bank of Montreal are referred to collectively as the “Bank,” and the employees covered by the Plan are referred to collectively as the “Employees.” The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility

All regular full- and part-time Employees of the Bank, other than temporary or work study employees, are eligible to begin participation in the Plan on their date of hire. Participants are immediately eligible to receive the Bank’s matching contributions, which are made each pay period.

Administration

Bank of New York Mellon Corporation (Mellon) is the trustee of the Plan.

Contributions

Participants may contribute from 1% to 25% of their pay (as defined) on a pre-tax basis, subject to the annual contribution limits as specified in the Internal Revenue Code of 1986, as amended (the IRC). Participant after-tax contributions are not permitted.

The Bank makes 401(k) matching contributions to the participants’ accounts each pay period, dollar for dollar, up to the first 5% of participants’ annual eligible pay (as defined), to the maximum annual compensation limit permitted by the Internal Revenue Service (the IRS; $265,000 in 2015 and $260,000 in 2014).

An election made by the participant may provide for an automatic increase either in the amount or rate of his or her 401(k) contributions.

The first amendment of the Plan, effective January 1, 2016, added automatic enrollment and contribution increase features and a 2% employer non-elective contribution for employees hired on or after April 1, 2016.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, including eligible rollover contributions, allocations of the employer contributions and plan earnings. Allocations are based on participant earnings or account balances, as defined. Each participant may direct the investment of his or her account balance among the available investment options, in accordance with the provisions of the Plan. A participant shares in the earnings and losses of the investment options in the ratio that his or her account invested in a fund bears to the total of all participants’ accounts invested in that fund.

Vesting

All employee and employer contributions are fully vested at all times, except for the employer non-elective contributions, which require participants to attain three years of credited service to be fully vested.

Benefits

Upon termination of employment, the participant’s account balance will be distributed as directed by the participant in a lump sum, subject to the limitations in the IRC. Retirees aged 55 or older also have the option of receiving the participant’s account balance in a series of installments.

Participant Loans

A participant may borrow from his or her account in accordance with the provisions of the Plan. Under the Plan’s terms, subject to certain restrictions as defined, the Administration Committee may allow a participant to borrow funds from the Plan. A participant may borrow an amount not in excess of the lesser of: (1) $50,000, reduced by the highest outstanding loan balance in the previous 12 months, or (2) 50% of the participant’s account balance. The minimum loan amount is $1,000. A participant can have up to two loans outstanding at any given time. The interest rate charged to the participant is fixed at the prime rate as published in the Wall Street Journal on the last business day of each month. Participants repay such loans with interest through payroll deductions. Principal and interest repayments are allocated to participants’ current investment options.

Bank of Montreal Stock Fund

The Plan invests in common stock of the Bank through its Bank of Montreal Stock Fund. The Bank of Montreal Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Bank of Montreal Stock Fund (continued)

Participants can invest any percentage of their contributions in the Bank of Montreal common stock. Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Bank prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Administration Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Contributions

Employee contributions are recorded in the period that payroll deductions are made from participants. Employer contributions are recorded in the period to which they relate, as designated by the Bank’s management.

Investments

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments (continued)

The Administration Committee is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments. The Administration Committee is composed of seven senior officers appointed by the Human Resources Committee of the Bank.

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at the end of the year. Units of common and collective trusts are valued at fair value, using the net asset value practical expedient as provided by the Financial Accounting Standard Board’s (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurement; the underlying investments consist primarily of securities that are valued at quoted market prices.

The BMO Employee Benefit Stable Principal Fund invests in fully benefit-responsive contracts. The net asset value of this fund is maintained at $1.00 per unit at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on sales of securities are based on average costs. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fair Value Measurements

The Plan uses fair value measurements in preparing its financial statements, which utilize several inputs, including those that can be readily observable, corroborated, or are generally unobservable. The Plan utilizes market-based data and valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Additionally, the Plan applies assumptions that market participants would use in pricing an asset or liability, including assumptions about risk.

The measurement of fair value includes a hierarchy based on the quality of inputs used to measure fair value. Financial assets and liabilities are categorized into this three-level fair value hierarchy, based on the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements (continued)

The various levels of the fair value hierarchy are described as follows:

Level 1:	Financial assets and liabilities whose values are based on unadjusted quoted market prices for identical assets and liabilities in an active market that the Plan has the ability to access at the measurement date

Level 2:	Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable for substantially the full term of the asset or liability

Level 3:	Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement

The use of observable market data, when available, is required in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

Administrative costs and expenses incurred in the administration of the trust or the Plan are paid from the Plan to the extent determined by the Bank. Administrative costs and expenses include the trustee and the record keeper providing services to the Plan, as well as other administrative services. Certain additional expenses are paid by the Bank.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties

The Plan invests in various securities, including common stock, registered investment companies, and common and collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is quite possible that changes in the value of investment securities will occur in the near term. Such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncements Adopted

During 2015, the Plan early adopted FASB’s Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Assets Value Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by ASC 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. The Plan has applied ASU 2015-07 retrospectively to all financial statements presented. The adoption of ASU 2015-07 did not have a significant effect on the Plan’s financial statements.

In 2015, the Plan early adopted FASB’s ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU is not applicable to the Plan. The Plan has applied Parts I and II of ASU 2015-12 retrospectively to all financial statements presented. The adoption of ASU 2015-12 did not have a significant effect on the Plan’s financial statements.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 3	INVESTMENTS AND FAIR VALUE

The Plan’s fair value hierarchy for those assets that are measured at fair value on a recurring basis as of December 31, 2015 and 2014 are summarized as follows:

	2015
	Fair Value Measurements
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
ASSETS

Investments

Registered investment companies	$452,559,682	$-	$-	$452,559,682

Money market funds	-	1,699,034		1,699,034

Common stock

Bank of Montreal	84,098,185	-	-	84,098,185

Total assets in the fair value hierarchy	$536,657,867	$1,699,034	$-	538,356,901

Investments measured at net asset value

Common and collective trusts				918,707,213

Total investments at fair value				$1,457,064,114

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 3	INVESTMENTS AND FAIR VALUE (continued)

	2014
	Fair Value Measurements
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
ASSETS

Investments

Registered investment companies	$375,032,747	$-	$-	$375,032,747

Money market funds	31,759	2,316,818	-	2,348,577

Common stock

Bank of Montreal	77,892,756	-	-	77,892,756

Total assets in the fair value hierarchy	$452,957,262	$2,316,818	$-	455,274,080

Investments measured at net asset value

Common and collective trusts				804,526,611

Total investments at fair value				$1,259,800,691

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 3	INVESTMENTS AND FAIR VALUE (continued)

There have been no changes in the valuation methodologies used at December 31, 2015 and 2014. There were no transfers in investments between Levels 1 and 2 for the years ended December 31, 2015 and 2014.

The Plan’s investments in common and collective trusts, which invest in equities and fixed income securities and guaranteed investment contracts, and a money market fund, calculate NAV per unit. The fair value of these accounts has been estimated using the NAV per unit and these accounts have not been classified in the fair value hierarchy in accordance with ASC 820-10. Investments in common and collective trusts are marked to market and priced daily. The money market fund calculates its NAV using the amortized cost method. These accounts may be redeemed at any time without any restrictions. There are no unfunded commitments to acquire additional units of any of these accounts as of December 31, 2015 and 2014.

NOTE 4	PLAN TERMINATION

Although it has not expressed any such intent, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan at any time. Upon termination, the trustee is required to distribute each participant’s shares in accordance with the Plan’s provisions.

NOTE 5	INCOME TAX STATUS

On May 2, 2016, the IRS issued a favorable determination letter with respect to the qualified status of the Plan. The favorable determination letter indicates that the terms of the Plan conform to the requirements of Sections 401(a) and 401(k) of the IRC and, therefore, the related trust is exempt from taxation. The Bank, therefore, also has a basis for deducting contributions to the Plan. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The Plan administrator believes the Plan is operated in compliance with the applicable requirements of the IRC and therefore believes the Plan is qualified and the related trust is tax exempt.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 5	INCOME TAX STATUS (continued)

U.S. GAAP requires the Plan’s management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is also subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

NOTE 6	RELATED PARTIES

Mellon acts as the sole trustee over the Plan’s assets. Additionally, BMO Global Asset Management acts as one of the Plan’s investment managers. All investment and trustee activities are monitored by the Benefits Administration and Investment Committees of the Bank.

NOTE 7	EMPLOYEE ROLLOVER CONTRIBUTIONS

On July 6, 2011, Marshall & Ilsley Corporation (“M&I”) and Bank of Montreal (“BMO”) completed a merger, under which BMO acquired all outstanding shares of common stock of M&I in a stock-for-stock transaction, which was approved by the M&I Board of Directors, the BMO Board of Directors, and the M&I shareholders.

Per the terms of the merger agreement, the M&I Board of Directors adopted a resolution effective July 5, 2011 to terminate all M&I sponsored 401(k) plans, which includes the M&I Retirement Program, the Missouri State Bank & Trust Company Retirement Savings Plan, and the North Star Financial Corporation 401(k) Plan, and all participants in these plans became 100 percent vested in their account balance. On April 27, 2012, BMO Harris filed Form 5310 with the IRS seeking advance determination on the qualification status of the M&I Retirement Program, effectively seeking approval of the termination. The IRS issued a favorable determination on January 14, 2015. Following the receipt of the IRS determination, all remaining Plan participants became eligible to receive an account closing distribution of their account balances based on their distribution election. Distribution options included a cash payment to the participant, a direct rollover to an IRA or other qualified retirement plan, or an annuity. In addition, active employees of BMO were able to roll over their account balance into the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris, including loans and BMO stock.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 7	EMPLOYEE ROLLOVER CONTRIBUTIONS (continued)

An aggregate of $234,196,019 was rolled into the Plan during the year ended December 31, 2015, and is included in employee rollover contributions on the statements of changes in net assets available for plan benefits.

SUPPLEMENTARY INFORMATION

EIN: 36-2085229

Plan #: 001

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2015

Party- in- Interest	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value)	Cost	Current Value
	Common and collective trusts
*	BMO Employee Benefit Stable Principal Fund	131,251,632 shares	(a)	$131,251,632
	BlackRock LifePath Index Retirement Non-Lendable Fund F	1,419,097 shares	(a)	23,651,246
	BlackRock LifePath Index 2055 Non-Lendable Fund F	273,775 shares	(a)	4,712,107
	BlackRock LifePath Index 2050 Non-Lendable Fund F	344,654 shares	(a)	8,203,034
	BlackRock LifePath Index 2045 Non-Lendable Fund F	502,300 shares	(a)	11,578,074
	BlackRock LifePath Index 2040 Non-Lendable Fund F	667,561 shares	(a)	14,870,933
	BlackRock LifePath Index 2035 Non-Lendable Fund F	794,948 shares	(a)	17,111,425
	BlackRock LifePath Index 2030 Non-Lendable Fund F	1,323,547 shares	(a)	27,388,287
	BlackRock LifePath Index 2025 Non-Lendable Fund F	1,958,380 shares	(a)	38,845,636
	BlackRock LifePath Index 2020 Non-Lendable Fund F	1,529,027 shares	(a)	28,746,931
	Waddell & Reed Core Equity CIT	17,221,438 shares	(a)	271,582,076
*	EB DL Non-SL Aggregate Bond Index Fund of The Bank of New York Mellon	83,819 shares	(a)	11,032,277
*	EB DL Non-SL TIPS Index Fund of The Bank of New York Mellon	29,997 shares	(a)	3,504,859
*	EB DL Non-SL ACWI ex-U.S. Fund of The Bank of New York Mellon	90,220 shares	(a)	10,660,400
*	EB DL Non-SL Small Cap Index Fund of The Bank of New York Mellon	310,348 shares	(a)	62,128,626
*	EB DL Non-SL Mid Cap Stock Fund of The Bank of New York Mellon	134,168 shares	(a)	25,805,938
*	EB DL Non-SL Stock Index Fund of The Bank of New York Mellon	897,946 shares	(a)	192,259,270
*	BMO Monegy High Yield Fund	2,598,139 shares	(a)	35,374,462

				$918,707,213

EIN: 36-2085229

Plan #: 001

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) (continued)

December 31, 2015

Party- in- Interest	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value)	Cost	Current Value
	Registered investment companies
	DFA U.S. Small Cap Portfolio	3,953,741 shares	(a)	$112,128,083
	TCW MetWest Market Duration Bond Fund	7,511,447 shares	(a)	75,114,465
	PIMCO All Asset Fund, Institutional Class	798,148 shares	(a)	8,141,105
*	BMO Diversified Income Fund	657,846 shares	(a)	6,071,920
*	BMO Moderate Balanced Fund	1,580,062 shares	(a)	14,504,967
*	BMO Growth Balanced Fund	2,995,974 shares	(a)	26,754,050
*	BMO Aggressive Balanced Fund	2,910,697 shares	(a)	26,516,453
*	BMO Diversified Stock Fund	2,946,663 shares	(a)	26,873,565
	MFS Institutional International Equity Fund	2,920,303 shares	(a)	60,041,433
	T. Rowe Price Emerging Markets Equity Fund	2,781,717 shares	(a)	72,296,815
	Hartford Mid Cap Stock Fund	879,855 shares	(a)	24,116,826

				452,559,682

	Money market funds
*	EB Temporary Investment Fund of The Bank of New York Mellon	1,699,034 shares	(a)	1,699,034

	Common stock
*	Bank of Montreal	1,490,574 shares	(a)	84,098,185

	Notes receivable from participants
*	Participant loans	Notes receivable; interest rates ranging from 3.25% to 8.25% for 2015	$ -	25,218,304

				$1,482,282,418

(a)	These are participant-directed investments; therefore, the cost is not required to be reported.

There were no investment assets reportable as acquired and disposed of during the year ended December 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEES’ 401(K) SAVINGS PLAN OF
BANK OF MONTREAL/HARRIS

Date: June 24, 2016	/s/ Gary M. Hansen
Gary M. Hansen
Vice President & Division Manager
BMO Harris Bank N.A.,
its administrator